UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2013 (MM/DD/YY) AND ENDING November 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24009 Ventura Blvd., Suite 101
(No. and Street)

Calabasas	California	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
~~County of~~ Los Angeles
Subscribed and sworn to (or affirmed) before me on this 20th day of January 2015 by Richard A. Leach, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Nicole S. Lane
Notary Public

By: [signature]
Signature

President
Title

NICOLE S. LANE
Commission # 1927067
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Security Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
November 30, 2014

PUBLIC

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Security Corporation:

We have audited the accompanying statement of financial condition of Investment Security Corporation ("the Company") as of November 30, 2014, and the related notes (the "financial statements"). These financial statements are the responsibility of Investment Security Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2014, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 20, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Investment Security Corporation
Statement of Financial Condition
November 30, 2014

Assets

Cash	$	44,687
Commissions receivable		1,573
Accounts receivable		4,500
Prepaid income taxes		9,117
Prepaid expense		12,331
Deposit		862
Total assets	$	73,070

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	1,559
Total liabilities		1,559
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		10,000
Retained Earnings		60,511
Total stockholder's equity		71,511
Total liabilities and stockholder's equity	$	73,070

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Security Corporation (the "Company") was incorporated in the State of California on January 21, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including to serve in the capacity as the broker dealer for the offering and selling of public (registered), non-traded (non-listed) REITS, private placements, mutual funds, section 529 college savings plan and variable insurance products at the retail level.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a non-introducing basis. The Company does not receive, directly or indirectly, or hold funds or securities and does not carry accounts or execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ (458)	$ -	$ -	$ (458)
State	952	-	-	952
Total income tax expense (benefit)	$ 494	$ -	$ -	$ 494

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares common ownership with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space, for which each pays their proportionate share of rent directly to the landlord. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is a defendant in a quasi-class action case filed by tenant-in common investors in a real estate structure transaction. The Company was served during March 2009. None of the plaintiffs were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company.

In January 2012, the Company was named as a respondent in a FINRA arbitration. In August 2014, the arbitration has been dismissed.

In November 2014, the Company was named as a respondent in a FINRA arbitration. The Company believes that the arbitration is without merit with respect to the Company.

After evaluating the claims, the Company made no provision in the accompanying financial statements for legal costs related to the actions discussed above.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at November 30, 2014 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organizational rules.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.